99.7

Clifton, NJ- Sept. 17, 2004 Electronic Control Security Inc. (OTC:EKCS) a leading developer, marketer, integrator, manufacturer, and contractor of perimeter security solutions today announced financial results for the Fiscal 2004 year ending June 30, 2004.

The company reported revenues of $2,061,412 for the fiscal 2004 period, as compared to revenues of $4,346,816 for the fiscal 2003 period, a decrease of about 53%. Of the revenues reported in the fiscal 2004 period, approximately 70% was domestic and 30% was related to international projects. The decrease in sales in the fiscal 2004 period is primarily attributable to an indefinite hold put on certain projects that were waiting for funding and/or the approval of submitted documents.

Selling, General, and Administrative expenses (SG&A) expenses decreased about 8% in the fiscal 2004 period to $1,782,534 from $1,933,540 in the fiscal 2003 period. The decrease in fiscal 2004 is primarily the result of management's aggressive action to reduce fixed overhead and payroll costs commencing January 1, 2004 based on lower projected revenue. The decrease however was partially offset by a legal settlement in the amount of $101,000 and the write-off of certain accounts receivable totaling $191,000.

The minority interest in the loss from the foreign subsidiaries was $42,633 for the fiscal 2004 period and $50,938 for the fiscal 2003 period. The first foreign subsidiary was formed in January 2002 and commenced operations in May 2002. In January 2003, it ceased to exist as an operating subsidiary and the assets were transferred to a newly created foreign subsidiary. The company established the new foreign operating subsidiary, in which we own a 70% interest, to conduct our business in the Middle East.

The company reported a net loss before dividends for the fiscal 2004 and fiscal 2003 periods of $(1,118,656) and $(559,832), respectively.

At June 30, 2004, the company had working capital of $3.09 million compared to $1.89 million at June 30, 2003. Net cash used by operating activities for fiscal 2004 was $1,411,859 as compared to net cash provided by operating activities of $265,252 for fiscal 2003.

During the Fiscal year ending 2004 ECSI was successful in achieving several milestones:

      The company was awarded one of four prime contracts to secure 34 Air Force bases over the next five years for the Department of Defense (DOD) U.S. Air Force under the IBDSS program.

      o The company announced several strategic marketing relationships and teaming arrangements with major security firms worldwide.

      o The company increased its pipeline of proposals to $300 million in potential business.

      o The company raised $2 million in June of 2004 in the sale of a private placement to accredited and institutional investors.

Arthur Barchenko Chairman and CEO of ECSI states, "Although Fiscal 2004 was a disappointment due to program delays we made significant strides. Our backlog of

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released and funded contracts going into Fiscal 2005 is now $7 million, expected to be shipped this fiscal year. We recently, were awarded a $4.3 million contract under the IBDSS program to secure Tinker Air Force base. This is the third base awarded by the DOD under the U.S.A.F. 34 base five-year program. The capital we raised reduced company debt, and gives us the ability to retain key employees and develop leading products. In 2004 we focused on increasing our teaming arrangements with leading security companies worldwide. From our efforts we now have the largest pipeline in our company history. During the current fiscal first quarter 2005 we have already announced $5.8 million in new released contracts for the current fiscal year. We expect Fiscal 2005 to be a break out year in terms of top line and bottom line growth. We look forward to reporting our progress in the coming quarters."

About ECSI

ECSI is recognized as a global leader in fully networked and integrated perimeter intrusion detection security sensor systems and an effective ISO 9001:2000 quality provider for the Department of Energy, the Department of Defense and Homeland Security programs. The company designs, manufactures and markets physical electronic security systems for high profile, high-threat environments. The employment of risk assessment, inclusive of threat, vulnerability and criticality factors, allows ECSI to determine and address the security needs of site-specific government and commercial-industrial installations. The company has teaming agreements with Man Tech International Co., ADT Federal Systems, ARINC, SRH Marine, Horne Engineering Services, Inc. and other industry leaders. ECSI is located at 790 Bloomfield Avenue, Bldg. C-1, Clifton, NJ 07012. Tel: 973-574-8555; Fax: 973-574-8562; for more information on ECSI and its customers please go to www.anti-terrorism.com

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Certain statements included in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from such statements expressed or implied as the result of a variety of factors, of which a number could be potentially beyond the Company's control. The Company's actual results and events will be expressed from time to time in the Company's periodic filings with the Securities and Exchange Commission (the "SEC"). As a result, this press release should be read in conjunction with the Company's periodic filings with the SEC. The forward-reaching statements contained herein are made only as of the date of this press release and the Company assumes or undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.
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For ECSI IR contact:
John Lipman
Lipman Capital Group Inc.
212-737- 9803
jlipman@lipmangrp.com